CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
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02042728

Writer's Direct Dial: (212) 225-2570

July 18, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

RECD S.E.C.
JUL 18 2002
1086

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's July 12, 2002, filing with the Bolsa Mexicana de Valores as required by Mexico's Comisión Nacional Bancaria y de Valores.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Very truly yours,

Jaime A. El Koury

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

dlw 7/22

Translation

Grupo Financiero BBVA Bancomer, S.A. de C.V.

Notice to Shareholders

At the general extraordinary shareholders meeting of Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") held on October 3, 2001, GFBB's shareholders resolved that, subject to the approval of the Secretaria de Hacienda y Crédito Publico, GFBB become an affiliate holding company of BBVA International Investment Corporation ("BBVIIC"), and that BBVIIC acquire at least a 51% interest in GFBB.

The Secretaria de Hacienda y Crédito Publico gave its approval on May 9, 2002, and on June 28, 2002 BBVIIC acquired more than 51% of GFBB's shares.

As of June 28, 2002 GFBB is an affiliate holding company under the terms established by Mexico's Ley para Regular las Agrupaciones Financieras. Consequently, GFBB's 9,276,606,822 Series O Shares were converted into 4,731,069,480 Series F Shares and 4,545,537,342 Series B Shares, which represent 51% and 49% of GFBB's share capital, respectively.

For that reason, and in conformity with the aforementioned shareholder resolutions, the exchange of shares shall be held within five business days, counted as of the date of the publication of this notice in the Diario Oficial de la Federación and in two newspapers with ample circulation, and will be conducted by S.D. Indeval, S.A. de C.V, Institución para el Deposito de Valores, located at Paseo de la Reforma No. 255, Colonia Cuauhtémoc, 06500, Mexico City.

Mexico City, July 11, 2002

Lic. Luis Robles Miaja
Secretary of the Board of Directors

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

AVISO A LOS ACCIONISTAS.

La Asamblea General Extraordinaria de Accionistas de Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") celebrada el 3 de octubre de 2001 acordó, entre otras resoluciones, la conversión de la entidad en una Sociedad Controladora Filial, sujeto a la autorización de la Secretaría de Hacienda y Crédito Público y a que BBVA International Investment Corporation ("BBVAIIC") adquiriera, por lo menos, el 51% de las acciones representativas de su capital social pagado.

Con fecha 9 de mayo de 2002 la Secretaría de Hacienda y Crédito Público aprobó dicha conversión y el 28 de junio de 2002 "BBVAIIC" adquirió acciones de "GFBBVAB" que lo llevaron a ser propietario de más del 51% de su capital social pagado.

En consecuencia, a partir del 28 de junio de 2002 "GFBBVA" es una Sociedad Controladora Filial en los términos establecidos en la Ley para Regular las Agrupaciones Financieras, motivo por el cual las 9,276'606,822 acciones de la Serie "O" en circulación se han convertido en 4,731'069,480 acciones de la Serie "F" y 4,545'537,342 acciones de la Serie "B", que representan, respectivamente, el 51 y 49% del capital social pagado de la Sociedad.

Por tal motivo y de conformidad con los acuerdos de la Asamblea citada, se procederá al canje de los títulos que representan las acciones en circulación por los títulos que representan las nuevas Series de las acciones, dentro de los 5 días hábiles contados a partir de la publicación del presente Aviso en el Diario Oficial de la Federación y en dos periódicos de amplia circulación, a través de la la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, ubicada en Paseo de la Reforma No. 255, Colonia Cuauhtémoc, 06500 México, D.F.

México, D.F., a 11 de julio de 2002.

Lic. Luis Robles Miaja.
Secretario del Consejo de Administración.